Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Franklin Synergy Bank	Tennessee
Franklin Synergy Investments of Nevada, Inc.	Nevada
Franklin Synergy Investments of Tennessee, Inc.	Tennessee
Franklin Synergy Preferred Capital, Inc.	Nevada
Franklin Synergy Risk Management, Inc.	Tennessee